UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-29204
(Check One) ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 37944W100

For Period Ended: _June 30, 2005_________________________________
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Global Matrechs, Inc.

Full Name of Registrant

Homecom Communications, Inc.

Former Name if Applicable

90 Grove Street, Suite 201

Address of Principal Executive Office (Street and Number)

Ridgefield, Connecticut 06877

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant was unable to file its Form 10-QSB for the quarter ended June 30, 2005 in the prescribed time period without unreasonable effort and expense due to delays in completing the preparation of the responses to the comments raised by the SEC staff in connection with prior 1934 Act reports filed by the Registrant. These delays were the result, among other things, of an ongoing internal review of certain accounting treatments from prior years, which review was commenced in connection with regulatory inquiries. The Registrant currently expects that its Form 10-QSB for the quarter June 30, 2005 will be filed within 5 calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Sheppard	203	431-6665
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

Amendment to current report on Form 8-K dated December 31, 2004 and filed with the SEC on January 6, 2005.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that we will report revenues of approximately $260,000 for the three-month period ended June 30, 2005, as compared with $0 in revenue for the comparable period in fiscal 2004. This increase is primarily attributable to the performance of our subsidiary, True To Form Limited, which we acquired on December 31, 2004. Our subsidiary True to Form did have a profitable first quarter, but a loss for the second quarter of 2005.  Consolidated net loss for the 3 months is expected to be approximately $1,050,000 compared to $407,335 for the three months ended June 30, 2004.

Global Matrechs, Inc. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005	By:	/s/ Michael Sheppard
Michael Sheppard, Chief Executive Officer and Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.